Mail Stop 4561

May 7, 2009

Reza Meshgin
Chief Executive Officer
Multi-Fineline Electronix, Inc.
3140 East Coronado Street
Anaheim, California 92806

Re: **Multi-Fineline Electronix, Inc.**
       Form 10-K for the fiscal year ended September 30, 2008
       Filed December 09, 2008
       File No. 000-50812

Dear Mr. Meshgin:

        We have reviewed your response letter dated April 19, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 19, 2009.

Form 10-K for the fiscal year ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

1. We note your response to prior comment No. 1 and have the following comment.
    Please explain in reasonable detail why you do not believe that unit volume shipments, average selling prices, utilization or manufacturing yields, on either an individual or aggregate basis, are key indicators of performance. For example, you state that "[h]igher volumes, prices and yields for the Company's programs are not necessarily indications of improved margins or profitability." Explain why these factors are not relevant for your business since typically these are key indicators or measures of performance. Ensure that you overview section clearly describes your business model including the impact of having four customers contributing

substantially all of your revenue. Further describe how you measure performance based on your ability to perform against targets and quotas with respect to the various programs. Clarify how you determine pricing and volume for your arrangements with key customers including Apple Inc., Motorola, Inc., Research in Motion LTD and Sony Ericsson.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or if you need further assistance, Mark P. Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief